SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                                   OPTI, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    683960108
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                                 (CUSIP Number)

                            Scott B. Bernstein, Esq.,
                               Caxton Corporation,
                              315 Enterprise Drive
                          Plainsboro, New Jersey 08536
                                 (609) 936-2580
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2000
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683960108               SCHEDULE 13D                 Page 2 of 7 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
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                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            789,800
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        789,800
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      789,800
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.1%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683960108               SCHEDULE 13D                 Page 3 of 7 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            789,800
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        789,800
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      789,800
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.1%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment 5 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of OPTi, Inc., a California corporation (the "Company"), 888 Tasman Drive, Milpitas, CA 95035, beneficially owned by Caxton International Limited and Bruce S. Kovner.

Item 3: Source and Amount of Fund or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph at the end thereof:

      "A net aggregate of $426,374.40 (excluding commissions, if any) was received in a series of transactions pursuant to which Caxton International acquired and sold Shares (as defined in Item 5 below) since November 19, 1999.

Item 4: Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by replacing the three paragraphs therein with the following two paragraphs:

      The persons filing this Report have supported recent actions taken by the Company to restore its profitability but, (a) continue to believe that the Common Stock is under-valued, and (b) are concerned about how management has indicated it may deploy available cash, and (c) believe that management should take further steps to enhance shareholder value, which should include considering the following: (i) the sale of all non-strategic assets and businesses, and (ii) using the sales proceeds to pay off Company debt and repurchase shares of the outstanding Common Stock. The persons filing this Report are also examining all of their options with respect to the possibility of taking actions which they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

      Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise.

Item 5: Interest in Securities of the Issuer.

      Item 5 subparagraph (a) of the Schedule 13D is hereby amended by replacing the first two sentences thereof with the following two sentences:

      "(a) Caxton International beneficially owns 789,800 shares of Common Stock (the "Shares"), approximately 7.1% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares and sale of Shares being reported hereunder."

      Item 5 subparagraph (c) of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

      "Caxton International acquired additional Shares and sold Shares in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between November 19, 1999 and February 2, 2000. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of Shares purchased or sold by Caxton International during the past sixty (60) days".

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

       February 7, 2000             CAXTON INTERNATIONAL LIMITED

                                       By: /s/ Maxwell Quin
                                          ----------------------------------
                                          Name: Maxwell Quin
                                          Title: Director/Secretary

                                       By: /s/ Nitin Aggarwal
                                          ----------------------------------
                                          Name: Nitin Aggarwal
                                          Title: President

                                       /s/ Bruce S. Kovner
                                       -------------------------------------
                                       Bruce S. Kovner
                                       by /s/ Scott B. Bernstein as
                                              Attorney-In-Fact

                                                                      Schedule A

                  Caxton International Limited         Price per Share
Trade                   No of Shares                   (Excluding
 Date                  Purchased(Sold)                 Commission)

  12/15/99                    (36000)                         4.0625
  12/15/99                    (14000)                         4.5441
  12/15/99                    (20000)                         4.5441
  12/16/99                    (11100)                              5
  12/31/99                      3000                           5.375
    1/3/00                      1400                          5.0625
    2/2/00                     (1800)                            5.5
    2/2/00                    (15000)                         5.5625